Exhibit 99.4

THIRD AMENDMENT TO THE

AMEREN CORPORATION

SAVINGS AND INVESTMENT PLAN

Amended and Restated Effective January 1, 2012

WHEREAS, Ameren Corporation (“Company”) previously adopted the Ameren Corporation Savings Investment Plan (“Plan”); and

WHEREAS, the Company reserved the right to amend the Plan pursuant to Section 13.1 thereof, which authority has been delegated, in part, to the Administrative Committee of Ameren Services Company as set forth in Section 13.1; and

WHEREAS, effective January 1, 2013, the Company desires to amend the Plan to exclude certain individuals from participation in the Plan.

NOW, THEREFORE, effective January 1, 2013, the Plan is amended in the following respects:

1. Section 2.11 is deleted and replaced with the following:

2.11. Employee.

“Employee” means each person classified by the Employer

(a) as a full time regular employee of the Employer provided such person is either

(i)	an employee whose terms of employment with the Employer are not governed by or subject to a collective bargaining agreement; or

(ii)	an employee whose terms of employment with the Employer are governed by and are subject to a collective bargaining agreement and such collective bargaining agreement provides for participation in the Plan; or

(b) as a temporary or part time employee of the Employer provided such person has completed one Year of Service and is either

(i)	an employee whose terms of employment with the Employer are not governed by or subject to a collective bargaining agreement; or

(ii)	an employee whose terms of employment with the Employer are governed by and are subject to a collective bargaining agreement and such collective bargaining agreement provides for participation in the Plan.

The term “Employee” shall not include any person who is classified by the Employer as (1) a Leased Employee, (2) an independent contractor, (3) an individual who is hired or rehired on a temporary basis and who, pursuant to the terms of a collective bargaining agreement, is not eligible to participate in this Plan, or (4) effective January 1, 2013, as an employee but is a party to a written employment agreement with an Employer whereby the employee agrees to and waives participation in the employee benefit plans sponsored by an Employer.

2. The second paragraph of Section 3.2 is deleted and replaced with the following:

Notwithstanding any other provisions of the Plan, persons who are classified by an Employer as independent contractors or in any other excluded category identified in Section 2.12 shall not be considered Employees eligible to participate in the Plan, regardless of (i) such person’s reclassification as an Employee for such period by a court of law or the Service for tax withholding purposes or (ii) whether a court or third party determines the Employee to have been eligible. If, during any period, an Employer has not treated an individual as an Employee and, for that reason, has not withheld employment taxes with respect to that individual, then that individual shall not be a eligible to participate in the Plan for that period, even in the event that the individual is determined, retroactively, to have been an Employee during all or any portion of that period. No such excluded individual shall have any claim for benefits under the Plan for any period during which he or she is excluded from participation.

IN WITNESS WHEREOF, this Amendment has been executed by a duly authorized individual this 13th day of December, 2012.

AMEREN CORPORATION

By:	/s/ Mark C. Lindgren

Name:	Mark C. Lindgren

Title:	Vice President Human Resources
Ameren Services Company
On Behalf of Ameren Corporation